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August 31, 2022

Via EDGAR

Mr. John Stickel
Mr. John Dana Brown
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	F&G Annuities & Life, Inc.
Draft Registration Statement on Form 10
Filed July 20, 2022
CIK No. 0001934850
Dear Messrs. Stickel and Brown:
On behalf of F&G Annuities & Life, Inc. (the “Company”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter to Christopher Blunt, dated August 17, 2022 (the “Comment Letter”), relating to the Company’s draft registration statement on Form 10 that was filed on July 20, 2022 (the “Registration Statement”). To facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and we have reproduced the text of the Staff’s comments in bold italics below.
Concurrently with the filing of this letter, the Company is publicly filing, via EDGAR submission, the Registration Statement, including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

comments contained herein. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Information Statement. The Registration Statement and the Information Statement also include other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Registration Statement and the Information Statement against the July 20, 2022 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of the Information Statement.
Exhibit 99.1 Information Statement
Information Statement Summary, page 1
1.    We note your disclosure that you now operate in and source significant premiums from five distinct channels, versus a single channel prior to the acquisition by FNF in June of 2020. Consistent with your disclosure on page 80 and elsewhere, please briefly disclose here the three retail channels and two institutional channels that comprise the five channels to which you refer, or provide a cross-reference to such disclosure for added clarity.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Information Statement to provide a cross-reference to the more detailed disclosure as follows: “For discussion of the five distinct channels, see ‘Business – We Play in Large and Growing Markets’ and ‘Business – Our Retail Distribution Channels’’ in this Information Statement.”
The Company has included a similar cross-reference in the “Business – Overview” section on page 45 of the Information Statement.
2.    Consistent with your disclosure on page 25, please expand this section to disclose that FNF may have interests which differ from other stockholders of F&G, and discuss the conflicts of interests that may arise from certain of your officers and directors also serving as officers and directors of FNF or holding equity interests in FNF. Further, consistent with your disclosure on page 154, also discuss here that FNF will not have a duty to refrain from engaging in the same or similar activities or lines of business that F&G engages in, and, except as set forth in F&G’s charter, none of FNF and FNF’s officers and directors will be liable to F&G or its shareholders for any breach of any fiduciary duty due to any such activities of FNF.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 5 of the Information Statement.
3.    We note your disclosure on page 2 that FNF will retain control of F&G through an approximate 85% equity ownership stake. Consistent with your disclosure on page 26, please briefly discuss here your status as a “controlled company” and that you plan to rely on the “controlled company” exemptions from certain corporate governance requirements. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder and the ability of FNF to control the outcome of matters put to a stockholder vote. Consistent with your disclosure on pages 147 and F-69, also discuss here that an entity that is 50% owned by affiliates of FNF’s

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

chairman serves as a sub-advisor and receives a fee in connection with your assets that are managed by BISGA.
Response: In response to the Staff’s Comment, the Company has included additional disclosure on page 4 of the Information Statement to include a discussion of its status as a controlled company and that the Company intends to rely on the NYSE’s controlled company exemptions from certain corporate governance requirements. The Company has also included additional disclosure on pages 5 and 164 of the Information Statement regarding MVB Management’s relationship with BISGA.
Overview, page 1
4.    We note that your disclosed non-GAAP measures (i.e., net investment spread and adjusted net earnings) are not accompanied by an equally prominent disclosure of the comparable GAAP measures. This appears to cause your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Information Statement to include and start with the most directly comparable GAAP measure to adjusted net earnings, as follows: “… net earnings attributable to common shareholders was $466 million …”
The Company has revised the disclosure on page 45 of the Information Statement to include a similar update in the “Business – Overview” section.
The Company respectfully advises the Staff that it does not believe there is a comparable GAAP measure to net investment spread.
Risks Related to Economic Conditions and Market Conditions, page 14
5.    We note your disclosure on page 15 that high inflation rates are a headwind for the consumer and efforts by the Federal Reserve to stem inflation could induce a recession which would have an adverse impact on the consumer and potentially increase delinquencies to a higher level than what’s assumed in your underwriting, and your disclosure on page 17 that we are now experiencing a period of higher than normal inflation. Please update these risk factors or include a new risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the Information Statement as follows: “As of June 30, 2022, current economic conditions, including high inflation rates, have not adversely affected our business, results of operations and financial condition.” See also “Risks Relating to Economic Conditions and Market Conditions — Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations.” in this Information Statement.”

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations, page 15
6.    Please expand your discussion of rising interest rates in the third and fourth paragraphs of this risk factor to specifically identify the actual impact of recent rate increases on your operations and how your business has been affected.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Information Statement as follows: “As of June 30, 2022, current economic conditions, including higher interest rates, have not adversely affected our business, results of operations and financial condition. Higher interest rates have decreased the fair value of our investment security portfolio as of June 30, 2022, primarily our fixed maturity securities, resulting in our AOCI being a loss of $2.1 billion compared to income of $0.7 billion as of December 31, 2021. See ‘Quantitative and Qualitative Disclosure about Market Risk’ in this Information Statement for a more detailed discussion of interest rate risk.”
F&G’s amended and restated certificate of incorporation and bylaws will contain exclusive forum provisions, page 28
7.    We note that your risk factor discusses the additional costs you could incur associated with resolving matters in other jurisdictions. Please also describe the risk that the exclusive forum provision may increase the costs for shareholders to bring a claim.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Information Statement.
We Play in Large and Growing Markets, page 46
8.    We note your disclosure that you purchased a minority ownership stake in a nearly 4,000 agent strong NMG that focuses on cultural markets. Please briefly discuss when you made the purchase, what ownership percentage you retain, and the cultural markets on which the NMG focuses.
Response: The Company respectfully advises the Staff that the Company publicly disclosed its acquisition of a 30% minority stake in this NMG in October of 2021. The Company is planning to increase its ownership stake in this NMG to a majority ownership stake in 2024. The cultural markets this NMG targets includes Mexican-American, Hmong, Laotian, Filipino, Burmese, Congolese-American, Samoan, African-American, Thai and Vietnamese. The Company is currently in negotiations to acquire an ownership stake in a second NMG that focuses on the Korean, African-American and Armenian cultural markets by the end of 2022.
Our Financial Goals, page 48
9.    We note that over time you plan to use reinsurance to further diversify your sources of earnings into less capital-intensive adjacent products and services. Please briefly discuss the anticipated timeframe for implementing such goals and the adjacent products and service with which you hope to diversify.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

Response: The Company currently utilizes reinsurance to cede 50% of the MYGA premiums, which amounted to approximately $869 million in 2021 and $780 million through June 30, 2022. The reinsurer pays the Company an up-front fee on the premium as well as an ongoing annual fee for generating the business. The strength of our distribution partner relationships allows the Company to continue to achieve double digit sales growth and to retain the higher margin business such as FIA and middle market cultural life insurance while diversifying sources of margin to add fee income through reinsurance.
The Company’s plan is to continue AUM and profitable growth by using the retained sales as a lever for capital efficient diversified margins. Over the next several months, the Company will be completing a strategic review to determine additional products and services that could benefit from the Company’s manufacturing capabilities and result in the Company earning fees from third parties that utilize the Company’s capabilities.
The Products We Offer, page 48
10.    Please revise to discuss the timing of customer payments for each product, if different. For example, discuss if the customer makes a single upfront payment, periodic payments over a fixed period, periodic payments for life, etc.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50-54 of the Information Statement to include the timing of the deposits or premiums for each product description.
Pension Risk Transfer, page 50
11.    Please revise to provide additional information describing the key characteristic of a pension risk transfer transaction including how they are structured. For example, clarify if the pension plan sponsor makes a payment upfront or over time to be discharged from their liability, clarify the types of insurance products you issue and how they are different from other products you provide and clarify your rights and obligations.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Information Statement in order to describe the key characteristics of a pension risk transfer transaction, including how such a transaction is structured.
Funding Agreements, page 51
12.    Please revise to provide additional information describing the key characteristics of a funding agreement. For example, describe spread lending, the structure of a funding agreement backed note and any key differences between a FABN and funding agreements through the FHLB.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Information Statement in order to describe the key characteristics of a funding agreement.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

Our Investment Management Governance and Approach, page 53
13.    Please disclose the material terms of your investment management agreements with BISGA, including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the agreement, and term and termination provisions.
Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 55 and 56 of the Information Statement disclosing the material terms of the Company’s investment management agreements with BISGA, including the compensation structure with and historical fees paid to BISGA, any minimum amount of assets required to be covered under those agreements and term and termination provisions.
Non-GAAP Measures, page 70
14.    We note the presentation of “Notable items included in adjusted earnings” in the table on page 71 and the general description on page 83. Please revise to provide quantitative detail of all significant items included in this disclosure for each period presented. Additionally, please tell us why this disclosure is meaningful without related discussion and analysis of the amounts or linked to the discussion and analysis of adjusted net earnings on page 93.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Information Statement by cross-referencing from the “Summary historical consolidated financial and operating data” table to the related discussion in the “Management’s Discussion and Analysis” section on pages 97 and 106 of the Information Statement as follows: “For discussion and analysis of notable items for each period, see ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Adjusted Net Earnings’ in this Information Statement.” Within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Adjusted Net Earnings” section on pages 97 and 105, the Company has provided a reference below the “Adjusted Net Earnings” table to the quantitative and qualitative discussion regarding notable items.
15.    Please revise to disclose the calculation of the “Debt-to-Capital ratio.”
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 88 of the Information Statement as follows:
•    The Company has updated the disclosure by adding a footnote to the calculation as follows: “(1) Debt-to-capital ratio is computed by dividing total aggregate principal amount of debt by total capitalization (total debt plus total equity).”
•    The Company has updated the non-GAAP measure definition of “Debt-to-Capital ratio excluding AOCI” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures” section of the Information Statement to be consistent.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

Summary Historical Consolidated Financial Information, page 70
16.    Please tell us and revise to clarify where single premium immediate annuity (“SPIA”) sales are included in the table on page 73 and quantify the amount, if material.
Response: The Company respectfully advises the Staff that it currently issues immaterial amounts of true SPIAs. Included in the Company’s results are issuing supplemental contracts which are similar to SPIAs. Existing policyholders can elect to surrender their contract but, instead of taking a lump sum payment, elect to spread the payment over time. Supplemental contracts with life contingencies appear in the Company’s premium line item in its income statement but are not counted as sales. In response to the Staff’s comment, the Company has revised the disclosure on pages 51 and 52 of the Information Statement to include the summary description set forth in the immediately preceding sentences; however, the sales table is correctly presented.
Adjusted Net Earnings Attributable to Common Shareholders, page 82
17.    Please provide us the calculation for the impact of market volatility on the alternative asset portfolio that differ from management’s expectation of returns over the life of these assets for each period presented and explain how each key input is determined.
Response: The Company respectfully advises the Staff that the Company purchases alternative assets as part of its overall investment strategy, including to buy and hold these investments to back related policyholder liabilities. As part of the Company’s Adjusted Net Earnings Non-GAAP calculation, the Company has elected to adjust certain classes of alternative assets to a designated long-term rate of return, eliminating the short-term mark-to-market volatility that can be experienced for these assets. This adjustment is intended to normalize the return on these assets over the lifetime for which they are held by the Company and better reflect the true performance of the Company. The key inputs into the calculation, include actual net investment income, asset basis for each asset class being adjusted and management’s annual expected long-term rate of return. The calculation for each period presented is included below (amounts in millions):

	5/31/20 (2 Months Ended)	12/31/20 (7 Months Ended)	12/31/21 (Year Ended)
	Alternative Investments	Alternative Investments	Alternative Investments
Actual Net Investment Income (NII)	$(65)	$75	$629
Asset Basis	$1,042	$1,156	$3,053
Annual Expected Return %	11.00%	11.98%	9.77%
Expected NII	$19	$81	$298
Adjusted Net Earnings Adjustment	$84	$6	$(331)
18.    Please tell us how you considered whether the adjustment for the impact of market volatility on the alternative asset portfolio that differ from management’s expectation of returns over the life of these assets substitutes an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.
Response: The Company respectfully advises the Staff that, when considering the adjustment being made in the Company’s Adjusted Net Earnings calculation for alternative assets, the Company believes the adjustment is addressing short-term mark-to-market volatility for certain classes of alternative assets, as opposed to creating a new method for recognizing and measuring revenue. The adjustment is similar to other fair value type changes that are removed from Adjusted Net Earnings and replaced with a measure that is reflective of underlying company performance. The Company has applied this measure consistently since it has been implemented for each particular asset class. Furthermore, the adjustment can both decrease and increase Adjusted Net Earnings in any given period (depending on the actual return on these investments).
19.    We note your disclosure that adjustments to adjusted net earnings are net of the corresponding impact on amortization of intangibles, as appropriate. Please revise to show the impact on amortization of intangibles as a separate adjustment with appropriate explanation.
Response: In response to the Staff’s comment, the Company has revised the disclosure of the Adjusted Net Earnings table on pages 97 and 105 of the Information Statement to provide a separate adjustment for the impact of intangibles within the line item “Amortization of actuarial intangibles and SOP 03-1 reserve offset on non-GAAP adjustments”.
Return on Average Equity, page 84
20.    Please revise to disclose the rationale behind using 5 points throughout the period to calculate average equity.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the Information Statement as follows: “Management considers the 5 point average to be a more precise measure of average equity over a one year period as it smooths any one period that might have a significant increase or decrease.”
The Company has similarly updated the disclosures for “Return on Average Equity excluding AOCI” and “Adjusted Return on Average Equity excluding AOCI” on page 88 of the Information Statement.
Adjusted Net Earnings, page 93
21.    Please revise to provide quantitative detail of all significant items included in the “recognized (gains) and losses, net” adjustment for each period presented.
Response: In response to the Staff’s comment, the Company has revised the disclosure of the Adjusted Net Earnings table on pages 97 and 105 of the Information Statement, which includes providing additional quantitative detail of all significant items included in the “recognized (gains) and losses, net” adjustment for each period presented.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

22.    Please revise to provide quantitative detail of all significant items included in the “transaction costs and other non-recurring items” adjustment for each period presented and to the extent necessary fully explain why the adjustments are relevant.
Response: In response to the Staff’s comment, the Company has revised the disclosure of the Adjusted Net Earnings table on page 105 of the Information Statement, including adding a footnote to provide additional quantitative detail of all significant amounts being included in “transaction costs and other non-recurring items”.
Liquidity and Capital Resources, page 104
23.    We note your disclosure on pages 7 and F-58 related to maintaining minimum ratings and the potential impact of a ratings downgrade including requiring F&G to collateralize reserves, balances or obligations under reinsurance and derivatives agreements. Please revise to disclose the minimum ratings required and the incremental collateral requirements resulting from a potential credit rating downgrade.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Information Statement.
Note B - Restatement and Reclassification of Previously Issued Financial Statements, page F-23
24.    We note your disclosure that you identified certain errors to previously issued consolidated financial statements of the Predecessor for the year ended December 31, 2019 that were material. Please tell us all the facts and circumstances related to the identification and correction of the errors including what filings, if any, filed by Fidelity National Financial, Inc. included financial statements with errors. Additionally, please tell us how you considered if the errors were material to these financial statements and whether restatements and amendments were warranted. Please provide us any materiality analysis performed including how you considered the guidance in SAB Topic 1M in making your determinations.
Response: The Company respectfully advises that the Staff that, within Note B, there are six different errors that are discussed as being identified and corrected.
Two of those errors, GMWB & GMDB Liabilities and Reinsurance Embedded Derivative, were identified as part of activities performed during the acquisition by Fidelity National Financial, Inc. (“FNF”). Both matters were appropriately corrected as part of the related purchase accounting for that acquisition and have been reported correctly in all FNF related financial statements.
The Actuarial System Conversion errors were identified during 2021 when the Company was converting actuarial systems from MoSes to Axis. These errors were evaluated and determined to be immaterial (both quantitatively and qualitatively when considering SEC Staff Accounting Bulletin: No. 99 – Materiality (SAB 99)) for reporting under FNF and were therefore only corrected for the Company’s standalone reporting purposes when similar immaterial conclusions could not be reached.
The Warrants error was related to warrants that only existed prior to the acquisition by FNF (stemming from an earlier acquisition) and therefore had no impact on FNF’s

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

financial statements. Furthermore, this error stemmed from interpretive guidance issued by the SEC in early 2021, which has been appropriately considered for all FNF financial statements post-acquisition. As such, this error only became relevant for the Company when years prior to the FNF acquisition needed to be newly reported, including the accounting for warrants that existed prior to the FNF acquisition.
Finally, both the Tax Valuation Allowance and Discontinued Operations errors only related to 2019 and prior. During initial consideration, both errors were determined to be immaterial (both quantitatively and qualitatively when considering SAB 99) for the Company’s predecessor, FGL Holdings. These errors were only corrected for the Company’s standalone reporting purposes when similar immaterial conclusions could not be reached.
Legal and Regulatory Contingencies, page F-60
25.    We note your disclosure related to the materiality of your legal contingencies. In accordance with ASC 450-20-50, please revise to disclose the following information for your legal contingencies in the aggregate or individually:
•    The amount or range of reasonably possible losses in addition to amounts accrued;
•    That reasonably possible losses cannot be estimated; or
•    That any reasonably possible losses in addition to the amounts accrued are not material to your financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that any amounts in addition to the amounts accrued are considered material. The Company has added the following additional disclosure in Footnote F – Commitments and Contingencies of the unaudited Condensed Interim Financial Statements on page F-126 of the Information Statement:
“We do not consider (i) the amounts we have currently recorded for those legal proceedings in which it has been determined that a loss is both probable and reasonably estimable and (ii) reasonably possible losses for our other pending legal proceedings to be material to our financial statements either individually or in the aggregate.”
***
Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2512.

Mr. John Stickel
Mr. John Dana Brown
U.S. Securities and Exchange Commission
August 31, 2022

Sincerely,

/s/ Jon A. Hlafter
Jon A. Hlafter
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Blunt, President and Chief Executive Officer, F&G Annuities & Life, Inc.

Jodi Ahlman, Senior Vice President, General Counsel and Secretary,
F&G Annuities & Life, Inc.

Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP